SECURlTIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 1 )*

                              Bridge Street Financial, Inc.
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                          Common Stock, $.01 par value
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                                  10805U109
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                                 (CUSIP Number)
           Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054,
                             (973) 560-1400, Ext.108

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                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)
                                May 31, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This statement on Schedule 13D which was filed on November 16, 2004 on behalf of Seidman and Associates L.L.C. ("SAL"), Seidman Investment Partnership,L.P., Seidman Investment PartnershipII,L.P.,("SIPII"), Kerrimatt, L.P. ("Kerrimatt"), Broad Park Investors, L.L.C.("Broad Park"),Federal Holdings, L.L.C.("Federal"), Pollack Investment Partnership,L.P.("PIP"), Lawrence Seidman ("Seidman"), and Dennis Pollack("Pollack") collectively, the "Reporting Persons") with respect to the Reporting Persons' beneficial ownership of shares of Common Stock (the "Shares") of Bridge Street Financial, Inc., a Delaware corporation, is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the "Schedule 13D". Terms used herein which are defined in the
Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

4. Purpose of Transaction.

Attached hereto as an Exhibit and included herein in its entirety is a copy of a letter, dated May 26, 2005, sent to Mr. Gregory J. Kries, President/CEO of Bridge Street Financial, Inc.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  5/31/05
                  ------                     ------------------------------
                  Date                       Lawrence B. Seidman, Power of
                                             Attorney pursuant to Joint
                                             Agreement dated November 6, 2004

EXHIBIT - LETTER TO GREGORY J. KRIES


                            LAWRENCE B. SEIDMAN, ESQ.
                                 100 Misty Lane
                                 P. O. BOX 5430
                              Parsippany, NJ 07054

                              (973) 560-1400, X108
                                  May 26, 2005






Via Facsimile and Regular Mail
(315) 342-2586

Mr. Gregory J. Kries, President/CEO
Bridge Street Financial, Inc.
300 State Route 104
Oswego, NY 13126

Dear Mr. Kries:

This letter shall serve as my additional notice that if the Board of Directors is not agreeable to increasing the size of the Board and adding me or my representative to this additional Board seat, I plan to nominate two directors to run against the Company's nominees. Based upon this notice, it is my opinion that the Company must file a preliminary proxy material pursuant to Regulation 14(a)-6(a).
                                                     Very truly yours,



                                                     LAWRENCE B. SEIDMAN